

June 14, 2024

Mark Lappe
Chief Executive Officer
Inhibrx Biosciences, Inc.
11025 N. Torrey Pines Road, Suite 140
La Jolla, California 92037

> **Re: Inhibrx Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 11, 2024**
> **File No. 333-280127**

Dear Mark Lappe:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Melanie Ruthrauff Levy